UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 9, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

This Report on Form 6-K contains a Stock Exchange Announcement dated 9 March 2020 entitled ‘EUROPEAN COMMISSION CLEARS MERGER OF VODAFONE ITALY TOWERS AND INWIT’.

6 March 2020

EUROPEAN COMMISSION CLEARS MERGER OF VODAFONE ITALY TOWERS AND INWIT

The European Commission has today cleared the combination of Vodafone Italy’s towers with INWIT’s passive network infrastructure (the “Combination”), creating Europe’s second largest listed tower company with over 22,000 towers.

Following constructive talks with the European Commission, Vodafone and TIM have offered commitments to support access to INWIT’s passive infrastructure by all market participants. Under the commitments, INWIT will make space available to third parties on 4,000 of its towers in more urbanised areas while committing to preserving existing tenancies. The commitments ensure that INWIT can maximise tower utilisation while preserving the ability of Vodafone and TIM to efficiently roll out their respective 5G networks.

The European Commission has confirmed that it is supportive of Vodafone and TIM’s plans to share active network equipment outside of major cities, allowing a faster deployment of 5G over a wider geographic area, at a lower cost, and with a lower environmental impact. The active sharing partnership will exclude municipalities with populations of over 100,000 inhabitants, as well as their more densely populated suburbs.

As a result of the Combination — which was approved with 99.9% of the votes by INWIT minority shareholders in favour, and that is expected to take place by the end of March — Vodafone will receive proceeds of €2,140 million, as announced in July 2019, and both Vodafone and TIM will each hold a 37.5% shareholding in INWIT. INWIT will then pay a special dividend of €0.5936 to holders of the company’s post-merger ordinary shares, as already approved by INWIT’s shareholders on 19 December 2019. Assuming the Combination completes by the May 19th record date, the ordinary dividend for 2019 (to be approved by INWIT’s shareholders on 6 April of this year) will be €0.132 per share.

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For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 9, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary